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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 2054
                             _____________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13(d)-2(a)


                              KOOR INDUSTRIES LTD.
                              --------------------
                                (Name of Issuer)


                   Ordinary Shares/American Depositary Shares
                   ------------------------------------------
                         (Title of Class of Securities)


                                  500 507 108
                                  -----------
                                 (CUSIP Number)


                           David J. Goldschmidt, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                     Four Times Square, New York, NY 10036
                                 (212) 735-3000
                                 --------------
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)


                                 July 25, 2005
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 500 507 108           Schedule 13D                 Page 2 of 10 Pages


-------- -----------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
1.       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Anfield Ltd.
-------- -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
-------- -----------------------------------------------------------------------

3.       SEC USE ONLY

-------- -----------------------------------------------------------------------

4.       SOURCE OF FUNDS (See Instructions)
         BK, WC, AF, OO
-------- -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)   |_|
-------- -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
-------- -----------------------------------------------------------------------

                     7.         SOLE VOTING POWER               611,694
                     ---------- ------------------------------------------------

 NUMBER OF SHARES    8.         SHARED VOTING POWER             0
  BENEFICIALLY       ---------- ------------------------------------------------
    OWNED BY
 EACH REPORTING      9.         SOLE DISPOSITIVE POWER          611,694
  PERSON WITH:       ---------- ------------------------------------------------

                     10.        SHARED DISPOSITIVE POWER        0
-------- -----------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         611,694
-------- -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |X| *
-------- -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8%
-------- -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

* Excludes 113,236 Ordinary Shares directly owned by the Charles Rosner Bronfman Family Trust ("CRBFT"), 2,271,167 Ordinary Shares indirectly owned by CRBFT, and 57,576 Ordinary Shares directly owned by CBT Holdings LLC that may be deemed to be beneficially owned by Anfield Ltd. Please refer to Item 5(a) of this Schedule 13D

CUSIP No.: 500 507 108           Schedule 13D                 Page 3 of 10 Pages

-------- -----------------------------------------------------------------------

         NAMES OF REPORTING PERSONS
1.       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Jonathan Kolber
-------- -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
-------- -----------------------------------------------------------------------

3.       SEC USE ONLY

-------- -----------------------------------------------------------------------

4.       SOURCE OF FUNDS (See Instructions)
         BK, WC, AF, OO
-------- -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|
-------- -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
-------- -----------------------------------------------------------------------

                     7.         SOLE VOTING POWER               145,834*
                     ---------- ------------------------------------------------

 NUMBER OF SHARES    8.         SHARED VOTING POWER             611,694
  BENEFICIALLY       ---------- ------------------------------------------------
   OWNED BY
 EACH REPORTING      9.         SOLE DISPOSITIVE POWER          145,834*
  PERSON WITH:       ---------- ------------------------------------------------

                     10.        SHARED DISPOSITIVE POWER        611,694
-------- -----------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         757,528
-------- -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          |X| **
-------- -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7%
-------- -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

* Comprised of Ordinary Shares subject to exercisable options in favor of Jonathan Kolber.

** Excludes 113,236 Ordinary Shares directly owned by the Charles Rosner Bronfman Family Trust ("CRBFT"), 2,271,167 Ordinary Shares indirectly owned by CRBFT, and 57,576 Ordinary Shares directly owned by CBT Holdings LLC that may be deemed to be beneficially owned by Jonathan Kolber as a result of his ownership of Anfield Ltd. Please refer to Item 5(a) of this Schedule 13D.

CUSIP No.: 500 507 108           Schedule 13D                 Page 4 of 10 Pages



Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Ordinary Shares of NIS
0.001 nominal value each (the "Ordinary Shares") of Koor Industries Ltd. (the "Issuer"), an Israeli corporation with its principal executive offices at 14 Hamalecha Street, Rosh Ha'ayin 48091 Israel.

         The Ordinary Shares are listed for trading on the Tel Aviv Stock Exchange ("TASE") in Israel. The Ordinary Shares are also listed for trading on The New York Stock Exchange ("NYSE") in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts. Each ADS represents one-fifth (0.20) of an Ordinary Share.

         All "dollar" or "$" reference is to U.S. dollars unless otherwise indicated. All "NIS" references are to new Israeli shekels.

Item 2.  Identity and Background.

         (a) and (f) This Schedule 13D is being filed by Anfield Ltd., an Israeli corporation ("Anfield") and by Jonathan Kolber, an Israeli citizen who is the sole shareholder of Anfield and the Chief Executive Officer of the Issuer.

         (b) Anfield has its principal office at c/o Herzog, Fox & Neeman, Asia House, 4 Weizmann Street, Tel Aviv, 64239, Israel. Jonathan Kolber has his business address at c/o Koor Industries Ltd., 14 Hamalecha Street, Rosh Ha'ayin 48091 Israel. Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the Directors of Anfield (collectively, the "Schedule I Persons"). Anfield does not have any executive officers (as is permitted under applicable Israeli law).

         (c) Jonathan Kolber's principal occupation is serving as the Issuer's Chief Executive Officer. Anfield's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

         (d) During the past five years, neither Jonathan Kolber, Anfield nor, to the best of their knowledge, any of the Schedule I Persons have been convicted in a criminal proceeding.

         (e) During the past five years, neither Jonathan Kolber, Anfield nor, to the best of their knowledge, any of the Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No.: 500 507 108           Schedule 13D                 Page 5 of 10 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

Background

         The interests of Anfield in the Issuer have been reflected, from October 23, 1997 until January 5, 2004, in the Schedule 13D originally filed by Columbus Capital Corporation, Claridge Israel Limited and Anfield (as such filing has been amended by Amendments 1 through 18 thereto, the "Original Filing"), and from January 5, 2004 through June 24, 2004, in the Schedule 13D filed by Anfield and Jonathan Kolber,(as such filing has been amended by Amendment 1 thereto, the "Separate Filing" and together with the Original filing, the "Prior Filings"). Amendment 16 to the Original Filing, which was filed contemporaneously with the original Separate Filing on June 5, 2004 and reflected, among other things, the termination of all voting arrangements between Anfield and the other "Reporting Persons" named in the Original Filing. Amendment 1 to the Separate Filing, which was filed on June 24, 2004, reflected among other things, the disposition of certain Ordinary Shares by Anfield, following which each of Anfield and Jonathan Kolber ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares of the Issuer.

         As a result of Anfield acting together with CBT Holdings LLC, a Delaware limited liability company ("CBT Holdings"), and the Charles Rosner Bronfman Family Trust, a trust organized under the laws of the Province of Quebec ("CRBFT"), in acquiring Ordinary Shares, as described below in Item 4 below, Anfield may be deemed to be a member of a "group" under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder (a "Section 13(d) group"). As a result, Anfield and Jonathan Kolber, as the sole shareholder of Anfield, may be deemed to have shared beneficial ownership of the Ordinary Shares beneficially owned by CBT Holdings and CRBFT. Accordingly, Anfield and Jonathan Kolber are filing a new Schedule 13D, although they disclaim beneficial ownership of any Ordinary Shares of which they may be deemed to have shared beneficial ownership as a member of any such Section 13(d) group.

         Jonathan Kolber was granted 175,000 options to acquire Ordinary Shares in October 2003. 145,834 of these options are currently exercisable and the remaining options (29,166) will vest on December 31, 2005.

Source of Funds

         The aggregate amount of funds used by Anfield in acquiring the Ordinary Shares owned by it and reported in Item 5 is approximately $83,597,109.

         As noted in the Prior Filings, the aggregate amount of funds used by Anfield in acquiring the 547,902 Ordinary Shares reported in the Prior Filings is approximately $79,888,900. Such funds were made available to Anfield through
(i) a secured loan from Bank Hapoalim B.M. ("Bank Hapoalim") of NIS 137,670,000 bearing interest at floating rates keyed to LIBOR, in connection with which Anfield pledged all its Ordinary Shares to Bank Hapoalim, (ii) net capital contributions of approximately $24,250,000 from The Kolber Trust, the predecessor to Jonathan Kolber as sole shareholder of Anfield, and (iii) the balance from loans from The Kolber Trust. Partial repayments of the bank loan described in (i) above were funded by Jonathan Kolber. The capital contributions by The Kolber Trust in (iii) above were funded by (x) loans from each of

CUSIP No.: 500 507 108           Schedule 13D                 Page 6 of 10 Pages


The Charles Bronfman Trust and The Charles R. Bronfman Trust and (y) the balance from the working capital of The Kolber Trust. Jonathan Kolber acquired Anfield (and his indirect interest in the Issuer) in December 1998, upon an in-kind distribution of the shares of Anfield by the trustees of The Kolber Trust (of which he was and remains one of the discretionary beneficiaries).

         The aggregate amount of funds used by Anfield in acquiring the additional 63,792 Ordinary Shares set forth in Item 5(c) is approximately $3,708,209. Such funds were made available to Anfield through a secured credit facility provided by Bank Hapoalim, in connection with which Anfield pledged all the additional Ordinary Shares to Bank Hapoalim.

         No contribution was required from Jonathan Kolber when the Issuer granted him options to acquire its Ordinary Shares in October 2003.

Item 4.  Purpose of Transaction.

         Anfield originally acquired the 547,902 Ordinary Shares reported in the Prior Filings for investment as part of a program (among Anfield and the other "Reporting Persons" under the Prior Filings) to acquire a substantial minority equity position in the Issuer. Insofar as Anfield is concerned, after the termination of the voting arrangements described in the first paragraph of
Item 3, such program was terminated.

         The 63,792 Ordinary Shares set forth in Section (c) of Item 5 were acquired by Anfield for general investment purposes. From July 11, 2005 through July 26, 2005, Anfield, CBT Holdings and CRBFT completed acquisitions of an aggregate of 234,604 Ordinary Shares (63,792 of which were acquired by Anfield) through one brokerage firm over the TASE. The reason for using one brokerage firm was to avoid bidding against each other and to facilitate the administration of the transactions.

         Neither Anfield nor Jonathan Kolber has any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4. Anfield will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters. Without limiting the foregoing, Anfield may in the future seek to acquire additional Ordinary Shares and ADSs in market transactions on the TASE or the NYSE and/or in privately negotiated transactions. The decision of whether to acquire such additional Ordinary Shares or ADSs and the timing of such acquisitions, if any, will depend, among other things, on the prevailing prices for such securities, the availability of other investment opportunities and Anfield's continuing assessment of the desirability of increasing its position in the Issuer. Furthermore, Anfield reserves the right to sell or otherwise dispose of Ordinary Shares and ADSs in market transactions or negotiated private transactions at any time and from time to time.

CUSIP No.: 500 507 108           Schedule 13D                 Page 7 of 10 Pages



Item 5.  Interest in Securities of the Issuer.

         All percentage calculations in this Schedule 13D are based on 16,131,986 Ordinary Shares represented in writing to be outstanding by an officer of the Issuer on July 24, 2005, which amount excludes 15,799 Ordinary Shares held by the Issuer and/or a subsidiary that do not have voting rights.

         (a) Anfield is the direct beneficial owner of 611,694 Ordinary Shares, or approximately 3.8% of the outstanding Ordinary Shares of the Issuer.

         Jonathan Kolber is the direct beneficial owner of 145,834 Ordinary Shares (representing the total number of options to acquire Ordinary Shares held by Jonathan Kolber which are currently exercisable or become exercisable within 60 days) and the indirect beneficial owner of 611,694 Ordinary Shares, for an aggregate amount of 757,528 Ordinary Shares, or approximately 4.7% of the outstanding Ordinary Shares of the Issuer.

         In addition, by virtue of Anfield acting together with CBT Holdings and CRBFT in acquiring 234,604 Ordinary Shares, as described above in Item 4, Anfield may be deemed to be a member of a Section 13(d) group, as described above in Item 3. As a result, Anfield and Jonathan Kolber, as the sole shareholder of Anfield, may be deemed to have shared beneficial ownership of the Ordinary Shares acquired by CBT Holdings (57,576 Ordinary Shares) and CRBFT (113,236 Ordinary Shares), as well as 2,271,167 Ordinary Shares which are indirectly beneficially owned by CRBFT. Anfield's status as a deemed member of this Section 13(d) group results in its shared beneficial ownership of 3,053,673 Ordinary Shares, or 18.9% of the outstanding Ordinary Shares of the Issuer, and Jonathan Kolber's status as a deemed member of this Section 13(d) group results in his shared beneficial ownership of 3,199,507 Ordinary Shares (including the 145,834 options to acquire Ordinary Shares), or 19.8% of the outstanding Ordinary Shares of the Issuer. Anfield does not have any post-acquisition plans or agreements with respect to the Ordinary Shares being reported under this Schedule 13D, nor any plans or agreements with respect to the Ordinary Shares that it may acquire in the future. Accordingly, Anfield and Jonathan Kolber disclaim beneficial ownership of the 2,441,979 Ordinary Shares of which they may be deemed to have shared beneficial ownership as a member of any such Section 13(d) group.

         (b) Anfield has sole voting and dispositive power with respect to the 611,694 Ordinary Shares beneficially owned by it, subject to the pledge in favor of Bank Hapoalim referred to in Item 3.

         Jonathan Kolber has sole voting and dispositive power with respect to the 145,834 Ordinary Shares subject to currently exercisable options, which are deemed to be beneficially owned by him, and has shared voting and dispositive power with respect to the 611,694 Ordinary Shares beneficially owned by Anfield.

CUSIP No.: 500 507 108           Schedule 13D                 Page 8 of 10 Pages


         (c) Except as set forth below, during the last sixty days there have been no transactions in the Ordinary Shares effected by Anfield, nor, to the best of its knowledge, by any of the Schedule I Persons.

    -------------------------------------------------------------------------
                                 Number of              Price (US$) per
          Date                Ordinary Shares           Ordinary Share
    -------------------------------------------------------------------------
      July 11, 2005                1,550                   54.285902
    -------------------------------------------------------------------------
      July 12, 2005                5,940                   56.691313
    -------------------------------------------------------------------------
      July 13, 2005                1,980                   56.759066
    -------------------------------------------------------------------------
      July 14, 2005                6,262                   57.665333
    -------------------------------------------------------------------------
      July 17, 2005                4,400                   57.043186
    -------------------------------------------------------------------------
      July 18, 2005                1,914                   57.234926
    -------------------------------------------------------------------------
      July 19, 2005                 258                    57.170966
    -------------------------------------------------------------------------
      July 20, 2005                3,400                   58.140821
    -------------------------------------------------------------------------
      July 21, 2005                5,500                   58.523077
    -------------------------------------------------------------------------
      July 24, 2005                 618                    58.622222
    -------------------------------------------------------------------------
      July 25, 2005                9,360                   58.952019
    -------------------------------------------------------------------------
      July 25, 2005                 660                    58.706687
    -------------------------------------------------------------------------
      July 26, 2005                21,950                  58.871367
    -------------------------------------------------------------------------

         All of the above acquisitions were effected through the same brokerage firm on the TASE.

         (d)   None.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Jonathan Kolber, the sole shareholder of Anfield, is the Chief Executive Officer of the Issuer.

         Anfield has pledged all the Ordinary Shares owned by it as security for the Bank Hapoalim loans referred to in Item 3. All voting rights and other incidents of ownership remain with Anfield until such time as it may have defaulted in its obligations under its loan documentation.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1.     Joint Filing Agreement.

                                      * * *

CUSIP No.: 500 507 108           Schedule 13D                 Page 9 of 10 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information contained in this statement is true, complete and correct.

Dated:  July 27, 2004.



ANFIELD LTD.



By:   /s/ Alan Sacks
     ---------------------------
Name:    Alan Sacks
Title:   Director





/s/ Jonathan Kolber
--------------------------------
JONATHAN KOLBER

CUSIP No.: 500 507 108           Schedule 13D                Page 10 of 10 Pages


                                   SCHEDULE I
                                TO SCHEDULE 13D

                          Information with Respect to
                   Shareholder and Directors of Anfield Ltd.

                                              ANFIELD LTD.

Shareholder of             Present Business                     Present Principal
 Anfield Ltd.                   Address                            Occupation                       Citizenship
 ------------                   -------                            ----------                       -----------


Jonathan Kolber        c/o Koor Industries Ltd.                Chief Executive Officer Koor           Israel
                       14 Hamalecha Street Rosh Ha'ayin        Industries Ltd.
                       48091 Israel

Board of
Directors of
Anfield Ltd.*
-------------

Michael Fox            c/o Herzog, Fox & Neeman                Attorney,                              Israel
                       4 Weizmann Street                       Herzog, Fox & Neeman
                       64239, Tel Aviv, Israel                 (Law Firm)

Alan Sacks             c/o Herzog, Fox & Neeman,               Attorney,                              Israel
                       4 Weizmann Street                       Herzog, Fox & Neeman
                       64239, Tel Aviv, Israel                 (Law Firm)

* Under applicable Israeli law, Anfield is not required to have any executive officers.
